Düsseldorf, May 3, 2007

Ad hoc Announcement

Ref.: Outlook 2007

E.ON AG: Outlook 2007

Following on from its strong showing in 2006, E.ON had a very successful start to the year 2007. As a result, the Board of Management has upgraded the outlook for 2007, and now expects adjusted EBIT to surpasse the high prior-year level. Previously, E.ON had expected that adjusted EBIT would be only slightly higher than in 2006.

E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Deutschland / Germany

ISIN:
DE0007614406 (DAX)
WKN:
761440
Listed:
Official market in Berlin-Bremen, Düsseldorf, Frankfurt (Prime Standard), Hamburg, Hanover, Munich and Stuttgart; Eurex; New York

- End of ad hoc announcement – Mary 3, 2007